

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Michael Perica
Executive Vice President and Chief Financial Officer
Rimini Street, Inc.
3993 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89169

   Re: Rimini Street, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2021
     Filed March 2, 2022
     File No. 001-37397

Dear Michael Perica:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flows Provided by Operating Activities, page 51

1. Your analysis of changes in operating cash flows references net income, noncash items and changes in operating assets and liabilities. Note that references to these items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Your discussion should be a comparable analysis between periods that discusses factors that actually affected operating cash. For example, you state for the year 2021 non-cash expenses resulted in a use of $37.8 million cash, but this appears to be counterintuitive. Also, your analysis should discuss the reasons underlying factors cited, particularly in regard to changes in operating assets and liabilities for which the impact on cash is not readily apparent. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance, and section 501.04 of the staff's

Codification of Financial Reporting Releases regarding quantification of variance factors. Please revise your disclosure as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services